SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

TRW INC.

(Name of Subject Company)

TRW INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share

Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108

872649504
872649603
(CUSIP Number of Class of Securities)

William B. Lawrence

Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1 thereto remains unchanged.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended and supplemented by replacing in its entirety the final sentence of the first paragraph (commencing with, “The above referenced pages...”) with the following:

The above referenced pages from the 2002 Proxy Statement are incorporated herein by reference.

ITEM 4.      THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented by replacing in its entirety the text of Item 4 with the following:

(a) Solicitation/ Recommendation

After careful consideration, including a thorough review of the Offer with the Company’s independent financial and legal advisors, the Board of Directors unanimously determined that the Offer is financially inadequate and not in the best interests of TRW shareholders. The Board believes that the Offer grossly undervalues TRW’s businesses, including its premier franchise in the defense industry, does not adequately reflect the true value of TRW’s unique market position and business opportunities, and is not consistent with the Board’s objective of enhancing shareholder value. The Board believes that the Company can deliver more value to its shareholders than the Offer by continuing to execute its plan to reduce the Company’s indebtedness, and then separate the Company’s operating businesses in a tax efficient manner.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT EXCHANGE YOUR SHARES PURSUANT TO THE OFFER.

A form of letter communicating the Board of Directors’ recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document and are incorporated herein by reference.

(b)	Background of the Transaction

From time to time, TRW and Northrop have had informal discussions regarding possible business combination transactions, including in depth discussions between August and December 1998. However, no agreement was reached at that time. Between 1999 and 2001, there were limited contacts between the Company and Northrop. In October and December of 2001, there were brief discussions about possible business combination transactions initiated by Northrop.

On February 19, 2002, the Company announced the resignation of David M. Cote, Chairman, President and Chief Executive Officer, following his acceptance of a position with Honeywell International Inc. As a result of Mr. Cote’s unexpected departure, the Board established a Chief Executive Office to direct the Company while it sought a permanent successor. The Chief Executive Office includes Philip A. Odeen as Non-Executive Chairman; Timothy W. Hannemann, who represents the combined Aerospace and Information Systems businesses and continues to serve as President and Chief Executive Officer of Space & Electronics; and John C. Plant, who continues as President and Chief Executive Officer of the Company’s Automotive business. Mr. Odeen was also elected to the Board of Directors. Director Kenneth W. Freeman, chairman of the Compensation Committee, was appointed lead Director to interact on a regular basis with members of the Chief Executive Office and to lead the Board’s search committee for a new Chief Executive Officer.

In a letter to the Company dated February 21, 2002, Northrop made an unsolicited proposal to the Company to provide all of the Company’s shareholders with $47.00 in Northrop common stock for each Common Share to be received in a tax-free merger (the “Proposal”). Northrop requested a response to its Proposal by February 27, 2002. Northrop also publicly disclosed its Proposal on February 22, 2002. On February 22, 2002, the Company acknowledged receipt from Northrop of its unsolicited Proposal. The Company stated that it would address the Proposal in order to determine the appropriate course, which would serve the best interests of the Company’s shareholders and other constituencies.

On February 22, 2002, the Board of Directors met with the Company’s management and the Company’s independent financial and legal advisors to discuss Northrop’s unsolicited Proposal. At the February 22, 2002 meeting, the Board of Directors considered on a preliminary basis the terms of the Proposal and directed the

Company’s management and independent financial and legal advisors to analyze carefully the Proposal in the next several days.

On February 26, 2002, the Company advised Northrop that the Board would address the Proposal promptly and in an orderly manner and would respond in a timely fashion, but not before the close of business on February 27, 2002.

On February 28, 2002, the Board of Directors of the Company met with the Company’s management and the Company’s independent financial and legal advisors to further assess Northrop’s unsolicited Proposal. The Board reviewed, among other things, the Proposal, strategic alternatives and business opportunities with its senior management and its independent financial and legal advisors. The main strategic alternatives and business opportunities reviewed were a standalone business alternative in which the Company would remain independent in its current configuration, an alternative in which the Company would reduce the amount of its indebtedness and separate its business units and an alternative in which the Company would be sold as a whole. The Board of Directors of the Company considered, among other things, certain timing and tax implications associated with these alternatives. The Board noted that while there where timing differences among the alternatives, it did not consider the timing differences to have a significant impact on the Company’s ability to enhance shareholder value. The Board of Directors of the Company considered that separation of the Company’s business units could be done in a tax-efficient manner. In addition, at the February 28, 2002 meeting, the Board considered potential responses in summary form to the Proposal that the Company could make once the Board determined its recommendation regarding the Proposal.

On March 3, 2002, the Board of Directors of the Company met again to further consider, and to discuss, the response to the Proposal. At the meeting, the Board reviewed again the strategic alternatives and business opportunities considered at the February 28, 2002 meeting. In connection with this review, the Board considered the risks associated with each alternative. With respect to the standalone business alternative, the risks associated with executing the Company’s business plan included the risk of meeting or exceeding earnings expectations and general stock market risks. With respect to the alternative involving separation of the Company’s business units, the risks considered included the ability to effect, and cost of effecting, a separation. With respect to the alternative in which the Company would be sold, the risks considered included risks associated with successfully negotiating an acquisition agreement, risks that the transaction would not close even if an acquisition agreement were signed and, if the consideration offered involved the Company’s shareholders receiving stock of an acquiror, the risk that the value of such stock would decline. After careful consideration, including consultation with independent financial and legal advisors, the Board concluded that the Proposal was financially inadequate. At the March 3, 2002 meeting, Goldman, Sachs & Co. (“Goldman Sachs”) and Credit Suisse First Boston Corporation (“Credit Suisse First Boston” and, together with Goldman Sachs, the “Financial Advisors”), the Company’s independent financial advisors, discussed with the Board of Directors Northrop and the financial aspects of the unsolicited Proposal. Goldman Sachs delivered its opinion in connection with the Proposal to the effect that, as of the date of the opinion, the Proposal was inadequate and Credit Suisse First Boston delivered its opinion in connection with the Proposal, to the effect that, as of the date of the opinion, the Proposal was inadequate to the TRW shareholders from a financial point of view.

The Board of Directors noted its belief that the Proposal grossly undervalued TRW’s advanced portfolio of technology and market leadership positions in space, defense, information systems, commercial aerospace and automotive parts, and was not consistent with the Board’s objective of enhancing shareholder value. In reaching its determination that the Proposal was not consistent with the Board’s objective of enhancing shareholder value, the Board determined that the strategic alternatives and business opportunities involving a separation of the Company’s business units that were considered by the Board of Directors at the February 28, 2002 meeting were likely to produce greater value than the Proposal. The Board authorized the issuance of a press release and delivery of a letter to Northrop communicating its determination. Accordingly, on March 3, 2002, the Company issued a press release announcing the Board’s unanimous rejection of the Proposal. In addition, the letter authorized by the Board of Directors was sent by Messrs. Odeen and Freeman to Mr. Kresa stating the Board’s reasons for rejecting the Proposal. A copy of the letter is attached hereto as Annex A.

On March 3, 2002, Northrop issued a press release announcing the commencement of the Offer.

On March 4, 2002, the Company issued a press release acknowledging Northrop’s announcement of the unsolicited Offer. The Company stated that its Board of Directors would review the Offer in order to determine the appropriate course which would serve the best interests of TRW’s shareholders. The press release urged shareholders to take no action at that time, and await the recommendation of the TRW Board.

On March 4, 2002, Northrop commenced the Offer for all outstanding Common Shares, Series 1 Shares and Series 3 Shares. Pursuant to the Offer, each Common Share would be exchanged for a number of shares of common stock of Northrop equal to $47, provided that the average market price of Northrop’s common stock (as described below) is between $103 and $113 per share. The exact exchange ratio would be determined by dividing $47 by the average of the closing price of Northrop common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer, but in no event would the number of shares of Northrop common stock exchanged be more than 0.4563 ($47/$103) or less than 0.4159 ($47/$113). Each of the Series 1 Shares and the Series 3 Shares would be exchanged for a number of Northrop common stock equal to the exchange ratio described above multiplied by the effective conversion rate for the shares of Series 1 Stock and Series 3 Stock.

On March 4, 2002, Northrop delivered an acquiring person statement requesting the calling of the Special Meeting.

On March 4, 2002, Northrop filed a lawsuit in the United States District Court for the Northern District of Ohio against TRW, the Attorney General of Ohio, and the Director of Ohio’s Department of Commerce. The lawsuit, which was filed in conjunction with the Offer, challenges the constitutionality of Ohio’s Control Share Statute, Merger Moratorium Statute, and Control Bid Statute, each of which is described in Item 8 below. The complaint seeks declaratory and injunctive relief, as well as costs of the suit.

On March 4, 2002, TRW filed a lawsuit in the United States District Court for the Southern District of Ohio against Northrop, the Attorney General of Ohio, the Director of Ohio’s Department of Commerce and the Commissioner of Ohio’s Division of Securities. The lawsuit seeks a judgment that Ohio’s Control Share Statute, Merger Moratorium Statute, and Control Bid Statute are constitutional. The complaint seeks declaratory relief, as well as costs of the suit.

On March 8, 2002, the Board of Directors of the Company met with the Company’s management and the Company’s independent legal and financial advisors primarily to discuss, among other matters, the commencement of Northrop’s exchange offer and Northrop’s preliminary proxy statement to permit the acquisition of the Shares in accordance with the Ohio Revised Code. At the March 8, 2002 meeting, the Board of Directors considered the timing associated with the preliminary proxy statement filed by Northrop.

On March 12, 2002, the Board of Directors of the Company held a special meeting at which it again reviewed the Offer with senior management and the Company’s independent legal and financial advisors. At the meeting, the Board again considered the strategic alternatives and business opportunities, including the standalone business alternative in which the Company would remain independent in its current configuration, the alternative in which the Company’s business units would be separated and the alternative in which the Company would be sold as a whole. In particular, the Board determined that it believed that the alternative in which the Company’s business units would be separated would deliver greater value to the Company’s shareholders than the Offer. In addition, the Company’s independent financial advisors discussed their financial analyses of the Offer. Each of Goldman Sachs and Credit Suisse First Boston delivered an opinion to the effect that, as of the date of such opinions, the Offer is inadequate to the holders of Common Shares from a financial point of view. After discussion with the Company’s senior management and its independent legal and financial advisors, the Board unanimously determined, among other things, that the Offer grossly undervalues TRW’s businesses, including its premier franchise in the defense industry, does not adequately reflect the true value of TRW’s unique market position and business opportunities, and is not consistent with the Board’s objective of enhancing shareholder value. The Board authorized, among other things, the issuance of a press release and the filing of a recommendation statement with the Securities and Exchange Commission. Accordingly, on March 13, 2002, the Company issued a press release announcing the Board’s unanimous rejection of the Proposal.

On March 18, 2002, Northrop filed a preliminary proxy statement in connection with the Annual Meeting of TRW Shareholders (the “Annual Meeting”). The Northrop proxy statement (as filed in definitive form on April 1, 2002) stated that Northrop intended to propose three shareholder resolutions (the “Northrop Shareholder Proposals”) at the Annual Meeting. The first resolution relates to the provision to Northrop of non-public information relating to TRW. The second relates to a request that TRW establish a committee of “independent directors” to evaluate the Offer. The third resolution relates to shareholder decisions and actions regarding Northrop’s Offer.

On March 22, 2002, the Board of Directors of the Company met with the Company’s management and the Company’s independent legal and financial advisors to discuss, among other matters, the Northrop Shareholder Proposals. After discussion with the Company’s management and its independent legal and financial advisors, the Board unanimously (with one director absent) determined that the Northrop Shareholder Proposals are not consistent with the Board’s objective of enhancing shareholder value and are not in the best interests of TRW’s shareholders. TRW plans to begin mailing, on April 2, 2002, to its shareholders a supplement to its proxy statement for the Annual Meeting that will set forth the recommendation of the Board that the Company’s shareholders vote AGAINST the Northrop Shareholder Proposals and the reasons for such recommendation.

On March 29, 2002, Northrop announced that it was extending the Offer until midnight on April 12, 2002.

(c) Reasons for the Recommendation

After careful consideration, including a thorough review of the Offer with TRW’s independent financial and legal advisors, the Board of Directors unanimously determined that the Offer was financially inadequate and that TRW’s shareholders should vote AGAINST the authorization of the Control Share Acquisition.

In reaching the conclusion that the Offer is financially inadequate and the recommendation described above, the TRW Board of Directors consulted with its senior management and its independent legal and financial advisors and took into account numerous factors, including but not limited to the following:

(i) The Board of Directors had recently evaluated the Company’s strategic plan which reaffirmed the strength of TRW’s advanced portfolio of technology and its market leadership positions in space, defense, information systems, commercial aerospace and automotive parts. As part of the reaffirmation, the Board concluded that its advanced portfolio and market leadership positions would likely result in an improvement in the Company’s financial performance, leading to an increase in the value of the Company’s stock;

(ii) The Board of Directors considered its discussions with Goldman Sachs and Credit Suisse First Boston at the meetings of the Board held on February 28, March 3, March 8 and March 12, 2002 concerning Northrop and the financial aspects of the Proposal made by Northrop on February 22, 2002 and the Offer. On March 12, 2002, each of Goldman Sachs and Credit Suisse First Boston delivered an opinion to the effect that, as of the date of such opinions, the Offer is inadequate to the holders of Common Shares from a financial point of view (See “Certain Matters Relating to Financial Advisors” below);

(iii) The Offer price has remained below the current market price since the public announcement of the Proposal on February 22, 2002. The closing price per share of the Common Shares on the New York Stock Exchange on March 12, 2002, the last trading day prior to the date of the Board’s recommendation, was $50.28, which is higher than Northrop’s Offer price of $47 per Common Share;

(iv) The Board of Directors believes that the timing of the Offer represents an opportunistic attempt by Northrop to acquire one of the defense industry’s premier franchises at a time when TRW’s stock price was temporarily depressed. For the three trading days prior to the public announcement of Mr. Cote’s resignation (February 14, 15 and 18, 2002), the Common Shares closed at between $44.64 and $45.04 per share with an average price of $44.81 per share. For the three trading days following the public announcement of Mr. Cote’s resignation until the public announcement of the Proposal (February 19, 20 and 21, 2002), the Common Shares closed at between $38.80 and $41.75 per share with an average price of $40.12 per share. From the date of the public announcement of the Proposal through March 12, 2002, the Common Shares closed at between $50.05 and $51.55 per share with an average price of $50.45 per share;

(v) The Board considered several key economic trends in the automotive, space and defense, and commercial aerospace sectors that the Board believes will have a positive impact on TRW’s three principal industries. In this regard, the Board noted, among other things, that (a) in the automotive sector, forecasts by independent third parties for 2002 North American light vehicle production, when compared with forecasts prepared in late 2001, showed a significant improvement from earlier estimates, (b) in the defense sector, the U.S. defense procurement and research, development, test and evaluation budget is projected to have a 7.2% compound annual growth rate through 2006, with emphasis in many technologies and arenas where TRW is a leader; and (c) in the commercial aerospace sector, Air Transport Association of America (“ATA”), a trade organization for airlines in the United States, has compiled statistics showing that between September 2001 and January 2002, the commercial aerospace industry has begun to stabilize; specifically, ATA has noted that during this period, with respect to airlines in the United States, Available Seat Miles (meaning one seat flown one mile) has increased 9.6%, and Revenue Passenger Miles (meaning one paying passenger flown one mile) has increased 22.6%;

(vi) The assessment of the Company’s senior management, after consultation with the Financial Advisors and consideration of the financial analyses described in “Certain Matters Relating to Financial Advisors” below, that the Company’s businesses, in the aggregate, have significantly greater value than the Offer, and that the Company has various alternatives, which the Company had been exploring, to reduce its financial leverage and realize value through the tax efficient separation of its operating businesses. In considering these alternatives, the Board reviewed analyses of the range of potential values and an assessment of potential execution risks and timing associated with each alternative, as well as the likely tax implications of each alternative to the Company and its shareholders;

(vii) The Company intends to continue to pursue, with a target for completion within six to nine months, its plan to unlock value in the Company by reducing the amount of the Company’s indebtedness and then separating the automotive business in a tax efficient manner. The Company would create two appropriately capitalized, independent, publicly traded companies: one would hold its automotive business and the other would hold the Company’s other operating businesses. The debt reduction by the Company may include the sale of, or issuance of equity in, one or more operating businesses;

(viii) The Company already has achieved significant success in executing its debt reduction plan by reducing net debt approximately $3.9 billion over the past three years;

(ix) The Company expects annual earnings per share to grow from $2.36, before unusual charges, in 2001 to at least $3.30 in 2002, including a $.70 per share favorable impact from the adoption of Financial Accounting Standard 142, relating to goodwill;

(x) Since announcement of the Proposal on February 22, 2002, the Company and its Financial Advisors have received unsolicited indications of interest from third parties with respect to transactions with the Company as a whole which would involve a separation of the automotive business. In addition, the Company has received unsolicited indications of interest from third parties with respect to each of its operating businesses as well as a private equity investment in the entire Company. TRW is engaged in preliminary discussions with third parties concerning transactions involving all or a portion of the automotive business, and the Company commenced preliminary negotiations for a potential sale of its Aeronautical Systems Group.

(xi) If Northrop’s common stock, which closed at $109.47 on March 12, 2002, declines on average below $103 during the period specified by Northrop prior to the expiration of the Offer, TRW shareholders will receive less than $47 per share in value because the Offer has an exchange ratio “collar” around its purported $47 per share Offer. In this regard, the Board noted that, due to the inclusion of the collar in the Offer, the terms of the Offer are even less favorable to TRW shareholders than the uncollared, merger proposal implied by Northrop in its February 21, 2002 letter that was previously rejected by TRW’s Board. The Board further noted, however, that if Northrop’s common stock increases on average above $113, TRW shareholders could receive more than $47 per share in value;

(xii) The Board of Directors considered the form of consideration to be paid to holders of Shares in the Offer and the uncertainty of value of such consideration compared to cash consideration. The Board of Directors was aware that Northrop had announced that it believes that the consideration to be received by the holders of Shares in the Offer would not be taxable to such holders for federal income tax purposes; and

(xiii) The Board of Directors believes that the Offer is highly conditional, which, in the Board’s view, results in significant uncertainty that the Offer will be consummated. Specifically, the Board considered that the Offer was subject to the following conditions, among others:

(1) Northrop Shareholder Approval Condition. The issuance of shares of Northrop common stock pursuant to the Offer and the proposed follow-on merger as described in the Offer must be approved by the shareholders of Northrop;

(2) No Material Adverse Change Condition. No change must have occurred or been threatened (or any condition, event or development must have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of TRW or any of its subsidiaries that, in the reasonable judgment of Northrop, is or may be materially adverse to TRW or any of its subsidiaries, and Northrop must not have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of TRW or any of its subsidiaries or the value of the capital stock of TRW to Northrop;

(3) Merger Moratorium Condition. The tender of Shares must be effective, which pursuant to the terms of the Offer, will not occur until such time as Section 1704 of the Ohio Revised Code does not prohibit or delay the merger described in the Offer. No tender of Shares will be effective, and Northrop will have no right to acquire tendered Shares prior to such time. Under Section 1704, absent approval of the TRW Board, Northrop would be permitted to consummate the merger described in the Offer only after the expiration of a period of three years following the consummation of the Offer and either the approval of the merger by holders representing a super-majority of Shares or Northrop’s compliance with certain fair price provisions;

(4) Control Share Condition. The acquisition of Shares pursuant to the Offer must have been approved by the TRW shareholders for purposes of Section 1701.831 of the Ohio General Corporation Law so that Northrop can consummate the Offer, or Northrop must be satisfied, in its sole discretion, that such law is invalid or otherwise inapplicable to the Offer;

(5) Control Bid Condition. The waiting period during which the Ohio Division of Securities may suspend the Offer under Title 17 of the Ohio Revised Code, without the occurrence of any such suspension, must have terminated or expired or Northrop must be satisfied, in its sole discretion, that such law is inapplicable or invalid;

(6) No Impairment Condition. TRW must not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing Northrop’s ability to acquire TRW or otherwise diminishing the value of the acquisition of TRW;

(7) Minimum Tender Condition. Such number of Shares must be tendered so that, after consummation of the Offer, Northrop owns a number of Shares which constitute a majority of the then outstanding Common Shares on a fully-diluted basis; and

(8) Antitrust Condition. The applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Council Regulation (EEC) No. 4064/89 of the Council of the European Union and any other applicable similar foreign laws or regulations must have expired or been terminated.

Additional information concerning aspects of the Company’s strategic plan to reduce the Company’s indebtedness, which may include separating the automotive business in a tax efficient manner and may include the sale of certain businesses and/or the issuance of equity, is further described in the Company’s investor presentation set forth in Annex B which is attached hereto.

In light of the above factors, the TRW Board determined that the Offer is not in the best interests of TRW and TRW’s shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TRW’S SHAREHOLDERS REJECT THE OFFER AND NOT EXCHANGE THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the TRW Board is not intended to be exhaustive but addresses all of the material information and factors considered by the TRW Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the TRW Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. There is no assurance that the Company will be successful in executing its plan to reduce the amount of the Company’s indebtedness and separate the automotive business in a tax-efficient manner or that, if executed, the plan will create more value than the Offer. In addition, individual members of the TRW Board may have given differing weights to different factors. Throughout its deliberations, the TRW Board received the advice of Goldman Sachs, Credit Suisse First Boston and Skadden, Arps, Slate, Meagher & Flom LLP, who were retained to advise the TRW Board in connection with the Offer.

Following the meeting of the Board of Directors of the Company on March 12, 2002, it was determined that the forecasts by independent third parties for 2002 North American light vehicle production reviewed by the Board at the March 12 meeting were mislabeled as production estimates when in fact they were sales estimates. The correct production forecasts by independent third parties for 2002 North American light vehicle production had increased from production forecasts published in October 2001 ranging between 14.5 million and 15.0 million vehicles to production forecasts which were published shortly before the March 12, 2002 Board meeting ranging between 15.6 million and 15.8 million vehicles, a significant improvement from the earlier production estimates and in excess of the improvement in the sales estimates considered by the Board. Goldman Sachs and Credit Suisse First Boston have confirmed that this revised production forecast analysis does not have an effect on the opinions they delivered on March 12, 2002 that, as of such date, the Offer is inadequate to the holders of Common Shares from a financial point of view.

(d) Intent to Tender

To the best of TRW’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of TRW’s executive officers or directors currently intend to exchange Shares over which he or she has sole dispositive power to Northrop.

(e) Certain Matters Relating to Financial Advisors

In their analyses, the Financial Advisors used various methodologies to review various alternatives, including the separation of the Company’s business units, a sale of the Company and operation of the Company as a standalone business.

The Financial Advisors analyzed a plan for the separation of the business units involving the possible sale of the Aeronautical Systems Group and a spin-off of the automotive business. Using various transaction multiples from selected business combinations involving companies in the aeronautics industry, the Financial Advisors implied a range of values for Aeronautical Systems Group. In addition, applying standard transaction multiple valuation techniques and financial multiples for the Company’s industry peers, the Financial Advisors implied a range of values for the Company’s other business units.

In analyzing a possible sale of the Company as a whole, the Financial Advisors reviewed selected transaction multiples and also analyzed the pro forma impact of an acquisition of TRW by Northrop and other potential parties.

For the stand-alone business scenario, the Financial Advisors performed a discounted cash flow valuation analysis on the Company as a whole on a stand-alone basis. This analysis was based on projections for TRW that were prepared by the management of the Company.

Taking into account the financial analyses described above and other factors, the TRW Board of Directors determined that the Offer is financially inadequate and that TRW can significantly enhance shareholder value through the continued execution of its strategic plan.

ITEM 5.     PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

The Company has retained Goldman Sachs as its financial advisor in connection with the Company’s analysis and consideration of Northrop’s proposal and with respect to the possible purchase of all or a portion of the stock or assets of the Company, a recapitalization of the Company, a sale of the Company or the solicitation of proxies or consents of the Company’s shareholders. Pursuant to the Engagement Letter with Goldman Sachs dated February 22, 2002 (the “Goldman Sachs Engagement Letter”), the Company has agreed to pay Goldman Sachs as follows:

(i) The Company will pay Goldman Sachs an initial fee of $1,000,000;

(ii) If at least 15% or more of the Common Shares are acquired or if all or substantially all of the assets of the Company are transferred, the Company will pay a transaction fee of .25% of the aggregate value paid in such transaction or transactions (but if at least 50% of the outstanding Common Shares are acquired, the value of the transaction will be deemed to be 100% of the outstanding Common Shares being acquired). If there is a distribution transaction, such as a spin-off, in connection with the sale of at least 50% of the Common Shares, Goldman Sachs will receive an additional transaction-based fee;

(iii) Goldman Sachs is entitled to a mutually agreeable transaction fee if the Company effects a recapitalization;

(iv) If after a certain amount of time has elapsed no transaction involving the sale of 50% or more of the Common Shares has been consummated, Goldman Sachs will be entitled to up to an additional fee of $3,000,000 in each of the first five three-month anniversaries of the Goldman Sachs Engagement Letter and a payment of $5,000,000 on the eighteen-month anniversary of the Goldman Sachs Engagement Letter (which payment will offset any fee payable pursuant to clauses (ii) and (iii) above arising during the twelve-month period following such payment); and

(v) Goldman Sachs will be entitled to a transaction fee of 30% of any payment made to the Company in the event of the termination of an agreement entered into by the Company with respect to a transaction contemplated by the Goldman Sachs Engagement Letter.

The Company has also agreed in the Goldman Sachs Engagement Letter to reimburse Goldman Sachs for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has retained Credit Suisse First Boston as its financial advisor in connection with the Company’s analysis and consideration of Northrop’s proposal and with respect to the possible purchase of all or a portion of the stock or assets of the Company, a recapitalization of the Company, a sale of the Company or the solicitation of proxies or consents of the Company’s shareholders. Pursuant to the Engagement Letter with Credit Suisse First Boston dated February 28, 2002 (the “Credit Suisse First Boston Engagement Letter”), the Company has agreed to pay Credit Suisse First Boston as follows:

(i) The Company will pay Credit Suisse First Boston an initial fee of $1,000,000;

(ii) If at least 15% or more of the Common Shares are acquired or if all or substantially all of the assets of the Company are transferred, the Company will pay a transaction fee of .15% of the aggregate value paid in such transaction or transactions (but if at least 50% of the fully-diluted Common Shares are acquired, the value of the transaction will be deemed to be 100% of the outstanding Common Shares of the Company). If there is a distribution transaction, such as a spin-off, in connection with the sale of at least 50% of the Common Shares, Credit Suisse First Boston will receive an additional transaction-based fee;

(iii) Credit Suisse First Boston is entitled to a mutually agreeable transaction fee if the Company effects a recapitalization;

(iv) If after a certain amount of time has elapsed no transaction involving the sale of 50% or more of the Common Shares has been consummated, Credit Suisse First Boston will be entitled to up to an additional fee of $2,250,000 in each of the first five three-month anniversaries of the Credit Suisse First Boston Engagement Letter and a payment of $3,750,000 on the eighteen-month anniversary of the Credit Suisse First Boston Engagement Letter (which payments will offset any payable pursuant to clauses (ii) and (iii) above arising during the twelve month period following such payment); and

(v) Credit Suisse First Boston will be entitled to a transaction fee of 18% of any payment made to the Company in the event of the termination of an agreement entered into by the Company with respect to a transaction contemplated by the Credit Suisse First Boston Engagement Letter.

The Company has also agreed in the Credit Suisse First Boston Engagement Letter to reimburse Credit Suisse First Boston for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities relating to or arising out of the engagement.

TRW selected each of the Financial Advisors because each is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Offer. In addition, each of the Financial Advisors provides a full range of financial advisory and securities services and, in the course of its respective normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of TRW for its own account and for the accounts of customers.

Each of the Financial Advisors, as part of its respective investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with TRW, having provided investment banking services to TRW from time to time. Goldman Sachs received compensation of approximately $1,300,000 over the past two years for financial advisory and underwriting services provided to TRW and its subsidiaries. Credit Suisse First Boston has not been engaged to provide advice or services for TRW or its subsidiaries, other than in connection with the matters described in this Schedule 14D-9, over the past two years. Goldman Sachs and Credit Suisse First Boston may provide investment banking services to TRW and its subsidiaries in the future.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and supplemented by inserting the following two paragraphs immediately after the second paragraph (commencing with, “On March 4, 2002, TRW filed a lawsuit...”):

On March 7 and 8, 2002, Northrop filed motions in the Northern and Southern Districts of Ohio seeking to stay the Southern District proceedings pending resolution of Northrop’s lawsuit in the Northern District. On March 18, 2002, Northrop filed a motion in the Northern District of Ohio seeking a preliminary injunction against enforcement and application of the Control Share Acquisition Statute and the Merger Moratorium Statute, and, in the alternative, seeking declaratory judgments respecting the procedures and presumptions applying to the Special Meeting.

On March 19, 2002, the Northern District Court held a scheduling conference and instructed the parties to file by March 29, 2002 supplemental statements addressing whether the hearing on Northrop’s motion should be held before the Special Meeting, and responding to the merits of Northrop’s preliminary injunction motion.

Item 8 is hereby further amended and supplemented by replacing in its entirety the paragraph under the sub-heading, “(c) Forward-Looking Statements” with the following:

This Solicitation/ Recommendation Statement contains certain “forward-looking statements” that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and

TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company’s control. Further, the Company’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company’s operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the automotive business or that such spin-off will be complete within six to nine months; (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company’s strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company’s operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company’s indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company’s costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(7)	Press Release issued by TRW on March 29, 2002.
(a)(8)	Posting on TRW’s corporate intranet, dated March 29, 2002, providing certain information to TRW’s employees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

Dated: April 1, 2002

By:	/s/ WILLIAM B. LAWRENCE

William B. Lawrence
Executive Vice President, General Counsel and Secretary

Annex B

Investor Presentation

The Outlook for North American Automotive Production Is Improving

2002 North American Light Vehicle Production Estimates

Millions of Units
16.0
15.8
15.6
15.4
15.2
15.0
14.8
14.6
14.4
4.7% Increase
7.6% Increase
6.7% Increase
15.0
15.7
14.5
15.6
14.8
15.8
Old
New
Old
New
Old
New
CSFB (1)
2002E
Goldman Sachs (2)
2002E
Salomon Smith Barney (3)
2002E

21

[TRW LOGO]

Investor Update

March 13, 2002

Agenda for Today’s Discussion

•	Review of Recent Events

•	TRW Update and Outlook

•	Our Value Enhancing Plan

•	Why We Want Your Support

Review of Recent Events

Summary of Events

February 19	David Cote resigns to join HON; stock drops 7.3% from $45.04 to $41.75

February 21	NOC sends “bear hug” letter proposing to acquire TRW for $47/share in NOC stock

March 3	TRW Board unanimously rejects NOC proposal

March 4	NOC commences all-stock exchange offer at $47/share fixed value within a collar set at NOC stock prices from $103 to $113

March 13	TRW Board announces rejection of NOC’s offer

TRW’s Response to NOC’s Unsolicited Offer

•	NOC’s offer grossly undervalues TRW

•	Offer represents a premium of only 4% to Feb. 15 TRW close (last trading day prior to Cote resignation)

•	NOC opportunistically attempting to exploit a temporary depression in our stock price

•	Positive trends in our auto, defense and commercial aerospace businesses as economic recovery gains momentum

•	Our management team is . . .

•	Focused on enhancing shareholder value
•	Confident in our ability to deliver value superior to NOC’s offer
•	Ready to execute on our value-enhancing initiatives

Their Offer Is Opportunistic

TRW Closing Price

[Graph]

Date	Closing Price	Nominal Offer Value

2/6/2002	$41.48	$47

2/7/2002	42.17	47

2/8/2002	42.79	47

2/11/2002	43.97	47

2/12/2002	43.81	47

2/13/2002	44.75	47

2/14/2002	44.64	47

2/15/2002	45.04	47

2/19/2002	41.75	47

2/20/2002	38.80	47

2/21/2002	39.80	47

2/22/2002	50.30	47

2/25/2002	50.31	47

2/26/2002	50.75	47

2/27/2002	51.55	47

2/28/2002	50.25	47

3/1/2002	50.05	47

3/4/2002	50.06	47

3/5/2002	50.35	47

3/6/2002	50.70	47

3/7/2002	50.30	47

3/8/2002	50.27	47

Cote resigns to be CEO of Honeywell 2/19/02

4% premium to 2/15/2002 close of $45.04

Northrop “Bear Hug” proposal 2/21/2002

Northrup launches exchange offer 3/4/2002

$47 Nominal Offer Value

TRW Update and Outlook

TRW — Global Leader Poised for Growth

2001 Sales = $16.4 Billion
[PIE CHART]
North America 63%
Europe 31%
RoW 6%

•	Recognized technology leader

•	Primary markets:

—	Defense

—	Information Systems

—	Commercial Aerospace

—	Automotive

•	Principal facilities in 25 countries

•	~ 93,700 employees

Global Leader in Defense, Aerospace and Automotive

TRW Space & Electronics

[Photo]
Tim Hannemann, CEO

2001 Sales	$2.0B

EBIT	117M	(1)

Margin	5.8%

•	A leading producer of satellites, lasers, avionics and telecommunication systems

•	Strategically positioned to leverage and capitalize on advanced technologies

•	Focused on productivity

—	Program performance

—	Six Sigma

Recent Wins

[AEHF Photo]

[JSF Photo]

Near-term Opportunities

[NPOESS Photo]

[SBIRS Low Photo]

[NGST Photo]

[ISR Photo]

S&E finished 2001 with record backlog of $4.0 billion

(1) Excludes unusual items.

TRW Systems

[Photo]
Don Winter, CEO

2001 Sales	$3.2B

EBIT	207M	(1)

Margin	6.6%

•	A leading global integrator of large, complex systems

•	Positioned in attractive and growing segments of our markets

—	Defense and intelligence

—	Civil / Commercial

—	Homeland security

•	Focused on productivity

—	CMM Level 5

—	Six Sigma

Command and Control
[Photo]

Missile Defense
[Photo]

Public Safety Communications
[Photo]

Homeland Security
[Photo]

Battlefield Digitization
[Photo]

Systems finished 2001 with record backlog of $4.0 billion

(1) Excludes unusual items.

TRW Aeronautical Systems

[Photo]
Wes Bush, CEO

2001 Sales	$1.1B

EBIT	110M	(1)

Margin	10.0%

•	Leading supplier to all major civil and military aerospace programs in the western world

•	Leading position in all product areas

•	Focused on productivity

—	Restructuring post 9/11

—	Six Sigma

—	Leveraging digitization

[Photo]

Sources of Sales

           Flight Control Systems (32% of Sales)

           Cargo Systems (15% of Sales)

           Power Systems (17% of Sales)

           Engine Systems (31% of Sales)

           Other (5% of Sales)

TRWAEROSPARES.COM

[AeroVantix Logo]

(1)      Excludes unusual items.

TRW Automotive

[Photo]
John Plant, CEO

2001 Sales	$10.1B

EBIT	469M	(1)

Margin	4.6%

•	Leading supplier of chassis, safety and electronic systems

•	World’s #1 or #2 position in brakes, airbags and other key products

•	Well-positioned in fastest growing product segments and vehicle platforms

•	Focus on productivity

—	Operations excellence

—	Six Sigma

[Photo]
Steering Gears

[Photo]
Air Bags & Seat Belts

[Photo]
Electronics

[Photo]
Braking

(1) Excludes unusual items.

2001 Operational Accomplishments

Meeting Commitments

•	Met or exceeded EPS consensus expectation each quarter

•	Generated $640mm in cash flow

Debt Reduction

•	Reduced net debt by nearly $1bn (including asset securitization)

•	Significant paydown of short term debt; maintaining investment grade credit rating

Growth

•	Record backlog at Space & Electronics and Systems ($8bn)

•	Key awards in Automotive and Aeronautical Systems

Productivity

•	Reduced Automotive fixed costs by $150mm; corporate expenses down $32mm

•	Proactive in Aeronautical Systems; 16% headcount reduction

Six Sigma

•	Trained 1,500 Green Belts and 280 Black Belts

•	Company-wide roll-out; benefits already evident

Poised to reap benefits from operational initiatives

Strong, Seasoned Management Team

		Years of Experience

Name	Title	Industry	TRW

Phil Odeen(1)	Non-Executive Chairman	42	5	(2)

Wes Bush	President and CEO, Aeronautical Systems	19	15

Tim Hannemann(1)	President and CEO, Space & Electronics	33	32

Howard Knicely	EVP, Human Resources and Communications	39	22

William Lawrence	EVP, General Counsel and Secretary	32	26

Steve Lunn	EVP, Automotive Operations	28	3	(3)

John Plant(1)	President and CEO, Automotive	25	3	(3)

George Roman	EVP, Washington Operations	21	1

Robert Swan	EVP, Chief Financial Officer	17	1

Donald Winter	President and CEO, Systems	30	30

Total		286	138

(1)	Member of the Office of the CEO.

(2)	Since BDM acquisition.

(3)	Since LucasVarity acquisition.

Our Value Enhancing Plan

Our Plan to Enhance Value for TRW Shareholders

• Meet/exceed commitments...2002E EPS at $3.30

• Accelerate deleveraging initiatives through asset sales ... sell Aeronautical Systems

• Spin-off Automotive into independent, publicly-traded company

Enhance shareholder value

• Create “pure play” businesses positioned to deliver superior growth and returns as independent companies

• Capture value against best-in-class industry benchmarks

• Capitalize each company to optimize strategic and financial flexibility

Well-developed program to drive deleveraging and separation of Automotive

Executing Our Strategy ... Deleveraging Initiatives

Net Debt
[Bar Chart]

2000		$6.4bn

2001		$5.8bn(1)

2002E		$3.8-4.2bn

	Systems, Space & Electronics Pro Forma	$1.1-1.3

	Automotive Pro Forma	$2.7-2.9

Net Debt (2001A)	$5.8bn(1)

Proceeds from Deleveraging Initiatives	$1.6 - 2.0

Pro Forma Net Debt	$3.8 - 4.2

Pro Forma Net Debt Post-Separation:

Automotive	$2.7 - 2.9

As a multiple of LTM EBITDA(2)	2.7x - 2.9x

Systems, Space & Electronics	$1.1 - 1.3

As a multiple of LTM EBITDA(2)	2.5x - 2.9x

Our plan accelerates our debt reduction program and allows
us to appropriately capitalize Automotive and Systems, Space & Electronics

•	Represents net debt at 31-Dec-2001 of $5.5bn plus $0.3bn of accounts receivable securitization.

•	Represents 2001 EBITDA adjusted for unusual items.

Executing Our Strategy...Sell Aeronautical Systems

Investment Considerations

•	Attractive asset with scale, global presence

•	Leading positions on new, successful platforms

•	Large aftermarket business drives growth, profits and cash flow

•	Excellent track record of financial performance ($1bn+ sales; strong operating margins)

•	#1 or #2 positions in most product lines

Transaction Considerations

•	Scarcity of assets comparable in size, quality and market position

•	Numerous expressions of interest

•	Potential buyer universe comprised of large, liquid players

•	Limited tax leakage on sale

Market Positions in Key Segments

Selected Segments	Position

Flight Control Systems / Actuation	#1

Engine Controls	#2

Power Systems	#2

Cargo Systems	#1

Well-Positioned on Growth Platforms

Selected Customers	AS Products

Airbus	Flight Control Systems, Power Systems

Airlines (AMR, Singapore, Qantas)	MRO, Spares

Boeing	Cargo Systems

Rolls-Royce	Engine Controls

Executing Our Strategy ... Spin Off Automotive

[Diagram showing TRW with two businesses with a dashed line to illustrate the spin-off of Automotive]

•	Separation can be executed tax efficiently

•	Transaction targeted for completion in approximately 6-9 months

•	Creates pure-play, independent company

•	Strong, seasoned management team

TRW Automotive
Global Diversified Market Leader

Operating Margins 2001(1)
[Bar Chart]

Borg-Warner	7.9%

Autoliv	6.1%

TRW Auto	4.6%

ArvinMeritor	4.4%

Lear	4.3%

Dana	2.1%

Delphi	1.2%

Visteon	0.3%

TRW Market Share Positions

Air Bags	#2

Seat Belts	#1

Antilock Brakes (North America)	#1

Foundation Brakes	#1

Steering Gears	#1

Engine Valves	#2

Fasteners	#2

(Unit Volume Basis)

•	Customer, product and geographically diverse

•	Highly competitive labor force

•	Growth products

(1)	Excludes unusual and non-recurring items. Dana excludes Dana Credit Corp.

The Outlook for North American Automotive Production Is Improving

•	Vehicle builds expected to be well in excess of TRW’s current estimate

•	In each case, 2002 North American light vehicle production is expected to increase from 2001 production of 15.5 million units, and is expected to represent up to the third highest light vehicle production rate ever

2002 North American Light Vehicle Production Estimates

Millions of Units

CSFB (1)
2002E
4.7% Increase
[Bar Chart]
Old 15.0
New 15.7

Goldman Sachs (2)
2002E
7.6% Increase
[Bar Chart]
Old 14.5
New 15.6

Salomon Smith Barney (3)
2002E
6.7% Increase
[Bar Chart]
Old 14.8
New 15.8

(1)	CSFB estimates as of 03-October-2001 and 26-February-2002, respectively.

(2)	Goldman Sachs estimates as of 17-October-2001 and 01-March-2002, respectively.

(3)	Salomon Smith Barney estimates as of 2-October-2001 and 01-March-2002, respectively.

Note: This page was corrected as of 01-April-2002.

Financial Perspectives on TRW Automotive

2001 EBITDA Multiples (1) / Enterprise Value ($bn)
[Bar Chart]

Delphi	8.5x	$12.4

Borg-Warner	7.4x	$2.4

Dana(2)	7.3x	$5.6

ArvinMeritor	6.9x	$3.4

Autoliv	6.8x	$3.6

Lear	5.9x	$5.8

Magna	5.3x	$6.6

Visteon	3.6x	$2.6

Leverage Comparison

Sales	Debt/2001 EBITDA(3)	Credit Rating

Delphi	$26.1bn	2.3x	Baa2 / BBB

Visteon	17.8	2.7	Baa2 / BBB

Lear	13.6	2.5	Ba1 / BB+

Magna(4)	10.5	0.5	Baa1 / A-

Dana	10.3	4.8	Ba3 / BB
TRW Automotive	10.1	2.7 - 2.9x	--

ArvinMeritor	6.7	2.8	Baa3 / BBB-

Autoliv	4.0	2.1	NA / BBB+

Borg-Warner	2.4	2.2	Baa2 / BBB+

(1)	Market data as of 8-Mar-2002.

(2)	Excludes Dana Credit Corp. Adjusted for 6-Mar-2002 high yield offering; EBITDA and total debt from 6-Mar-2002 offering prospectus.

(3)	Debt does not include Preferred Stock or Minority Interests.

(4)	Excludes Magna Entertainment Corporation. S&P credit rating is senior subordinated rating.

TRW Systems, Space & Electronics
($ in millions)

•	World class supplier of space, defense and communication products

•	Space missions were 100% successful in 2001; continuity on orbit performance is exceptional

•	One of the world’s largest system integrators

EBIT(1)
[Bar Chart]

2001	Sales of $5.2bn	$324

2002E	Sales of $5.6bn	$350+

Improving financial performance, continued investment in commercial initiatives

TRW Technology Strength

[Chart]
TRW Technology Strengths

•	Systems Engineering

– Missile Defense

– Information Superiority

– Space Systems and Controls

– Speed of Light Weaponry

– Unmanned Systems and ISR

– Battlefield Superiority

– Homeland Security (Anti-Terrorism)

– Commercial Applications

•	World’s fastest semiconductors

– Space Systems and Controls

– Unmanned Systems and ISR

– Battlefield Superiority

– Commercial Applications

•	Laser technologies

– Missile Defense

– Space Systems and Controls

– Speed of Light Weaponry

– Commercial Applications

•	Homeland Security and Intelligence Surveillance and Reconnaissance

– Information Superiority

– Space Systems and Controls

– Unmanned Systems and ISR

– Homeland Security (Anti-Terrorism)

– Commercial Applications

•	Military satellite communication payloads

– Information Superiority

– Space Systems and Controls

– Unmanned Systems and ISR

– Battlefield Superiority

– Homeland Security (Anti-Terrorism)

– Commercial Applications

•	Command and control

– Missile Defense

– Information Superiority

– Space Systems and Controls

– Unmanned Systems and ISR

– Battlefield Superiority

– Homeland Security (Anti-Terrorism)

– Commercial Applications

•	Integrated communications, navigation, identification systems

– Information Superiority

– Unmanned Systems and ISR

– Commercial Applications

TRW technology is enabling the U.S. Defense transformation

(1)	Pre-FAS 142. Excludes unusual items.

Systems, Space & Electronics — Attractively Positioned for Growth

U.S. Defense Procurement and RDT&E Budget Projections(1)
 [Bar Chart]
$ in billions

	Procurement 2001-2007 CAGR 8%	RDT&E 2001-2007 CAGR 6%	Total

2001	$64	$41	$105

2002E	$61	$48	$110

2003E	$69	$54	$123

2004E	$75	$57	$132

2005E	$79	$61	$140

2006E	$87	$59	$146

2007E	$99	$58	$157

“A key transformational goal is to leverage advances in information to seamlessly conduct — connect U.S. forces in the air, on the sea and on the ground.”

“As information warfare takes an increasingly significant role in modern war, our ability to protect our networks and to attack and cripple those of an adversary will be critical.”

“From the dawn of time, the key has been — to victory on the battlefield has been to control the high ground. Space is, indeed, the ultimate high ground.”

Secretary of Defense Donald Rumsfeld
Testifying before the US Senate Committee on Armed Service February 5, 2002

(1)	Source: US Department of Defense Total Obligation Authority

Financial Perspectives on Systems, Space & Electronics

2001 EBITDA Multiples(1) / Enterprise Value ($bn)
 [Bar Chart]

L-3	15.9x	$5.8

Harris(2)	13.6x	$2.6

Lockheed Martin(3)	13.4x	$32.6

Raytheon(3)	11.7x	$22.8

General Dynamics	11.2x	$19.5

Northrop(3)	10.5x	$18.4

BAE	8.6x	$18.2

Boeing	7.8x	$51.3

Leverage Comparison

	Sales	Debt/2001 EBITDA	Credit Rating

Boeing	$58.2bn	1.9x	A2 / A+

Lockheed Martin(3)	24.1	3.1	Baa2 / BBB-

BAE(4)	17.3	2.6	A2 / A

Northrop(3)	17.2	3.3	Baa3 / BBB-

Raytheon(3)	16.9	4.4	Baa3 / BBB-

General Dynamics	12.2	1.3	A2 / A

TRW Systems, Space & Electronics	5.2	2.5 - 2.9x	--

L-3	2.3	3.7	Ba3 / BB

Harris(2)	1.9	2.0	Baa2 / BBB

(1)	Market data as of 8-Mar-2002.

(2)	Exclude non-recurring changes — Based on Wall Street Research EBITDA estimate.

(3)	EBITDA excludes non-cash OPEB and non-cash pension income. Raytheon pension figures based on Street research.

(4)	BAE excludes £1.6bn cash position as of 30-Jun-2001; would yield Net Debt / 2001 EBITDA of 1.5x.

Other Value Sources: Technology Investments

Indium Phosphide

• TRW holds world speed record in InP chips

• 12 years experience; staff of 100 engineers; scientists and technicians skilled in InP materials

• Joint development agreements with Hitachi (wireless handsets) and OpNext (fiber optics)

• TRW only company able to make InP products in high volume today

• Patent protection

World’s recognized leader in Indium Phosphide circuit design, test and production

Commercial Lasers

• Semiconductor lithography and industrial lasers

• Working with consortium of leading semiconductor manufacturers to extend Moore’s Law

• Patent protection

Staking a position in the market for extreme ultraviolet lasers

Why We Want Your Support

$47 “Grossly Undervalues” TRW

• Northrop’s $47 offer represents a 4% premium to the undisturbed $45.04 closing share price of TRW on February 15, 2002, the trading day prior to David Cote’s resignation

• NOC opportunistically attempting to exploit a temporary depression in our stock price

• Positive trends in our auto, defense and commercial aerospace businesses as economic recovery gains momentum

• Our value plan significantly enhances shareholder value

Our Value Plan

•	Create two publicly traded companies, each well capitalized and positioned for strategic activity in the future

•	TRW Systems, Space & Electronics and Automotive peer trading multiples imply a public trading valuation significantly in excess of Northrop’s $47/share offer

•	Our implied public trading value does not include any value for synergies that could be recognized

We Want Your Support

Our management team is . . .

•	Focused on enhancing shareholder value

•	Confident in our ability to deliver value superior to NOC’s offer

•	Ready to execute on our value-enhancing initiatives

•	Prepared to complete our plan within a 6-9 month timeframe

Legal Statement

Certain of the information contained in this presentation should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company’s control. The Company’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company’s operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete within six to nine months; (iii) that the Company will be successful in delevering the Company, or that the methods described for delevering will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company’s strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and RDT&E budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 EPS estimates will be met or exceeded; (x) with respect to the expected amounts of the Company’s operating cash flows in 2002, or that such amounts will be utilized to delever the Company’s balance sheet; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, EPS or cash flow that will be realized by the Company in 2002; and (xiii) that the Company’s costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders under the Ohio Control Share Acquisition Statute. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2002 on Schedule 14A.

This presentation relates to Northrop Grumman’s exchange offer commenced March 4, 2002. Shareholders of TRW are advised to read TRW’s Solicitation / Recommendation Statement on Schedule 14D-9, filed March 13, 2002, as it may be amended from time to time, and TRW’S PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM TRW SHAREHOLDERS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, free of charge, copies of the Schedule 14D-9, TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained, free of charge, by calling investor relations at TRW at 216-291-7506.

Glossary

ABS	Anti-lock Braking Systems

AEHF	Advanced Extremely High Frequency

AS	Aeronautical Sytems, TRW business segment that provides avionics and other systems and service to airline and aircraft manufacturers as well as to the US government and other international governments and agencies

Airbus	Airbus; privately held aircraft manufacturer; European Aeronautic Defense and Space Company and BAE respectively own 80 percent and 20 percent of the stock

AMR	AMR Corp., parent company of American Airlines

ArvinMeritor	ArvinMeritor, Inc.

Autoliv	Autoliv Inc.

BAE	BAE SYSTEMS

BDM	BDM International, Inc.

Bear Hug Letter	Letter sent from Northrop to TRW dated February 21, 2002 proposing a transaction where Northrop would issue $47 in stock for each share of TRW

Black Belt	Leader of team responsible for measuring, analyzing, improving and controlling key processes that influence customer satisfaction and/or productivity growth. Black Belt is a full-time position.

Boeing	The Boeing Company

Borg-Warner	BorgWarner Inc.

CAGR	Compounded Annual Growth Rate

CMM Level 5	Capability Maturity Model, a degree of software maturity as designated by the Software Engineering Institute

Cote	David Cote, former officer of TRW from 1999 to 2002. Cote resigned as Chairman, President and Chief Executive Officer on February 19th, 2002 following his acceptance of an executive position with Honeywell International

CSFB	Credit Suisse First Boston

Glossary

Dana	Dana Corporation

Debt/2001 EBITDA	Long and short term debt, plus minority interests, plus accounts receivable securitization, less cash divided by 2001 EBITDA

Delphi	Delphi Automotive Systems Corporation

EBIT	Earnings Before Interest and Taxes

EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA Multiple	Enterprise value divided by EBITDA

EPS	Earnings per share, defined as earnings over a given time period divided by weighted average shares outstanding during that same time period

Enterprise Value	Market value of diluted outstanding shares, plus long and short term debt, plus minority interests, plus accounts receivable securitization, less cash

Exchange Offer	Offer to acquire all of the shares of TRW for $47 as described in Northrop’s S-4, filed with the SEC on March 4, 2002

FAS 142	With the adoption of FASB Statement 142, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be subject to at least an annual assessment for impairment by applying a fair value-based test. Goodwill associated with the equity-method investments is no longer amortized. Equity method goodwill is not, however, subject to the new impairment rules; the impairment guidance in existing rules for equity-method investment still applies.

General Dynamics	General Dynamics Corporation

Green Belt	Similar to Black Belt but not a full-time position.

Harris	Harris Corporation

Hitachi	Hitachi, Ltd.

HON	Honeywell International Inc.

Honeywell	Honeywell International Inc.

InP	Indium Phosphide

ISR	Intelligence, Surveillance and Reconnaissance

JSF	Joint Strike Fighter

Glossary

L-3	L-3 Communications Holdings Inc.

Lear	Lear Corporation

Lockheed	Lockheed Martin Corporation

LTM EBITDA	Latest Twelve Months Earnings Before Interest, Taxes, Depreciation and Amortization; latest twelve months is defined as the latest publicly available four consecutive fiscal quarters.

LucasVarity	LucasVarity plc

Magna	Magna International Inc.

Margin	Relative measure of performance, expressed as a percentage of revenue

Moore’s Law	The observation made in 1965 by Gordon Moore, co-founder of Intel, that the number of transistors per square inch on integrated circuits had doubled every year since the integrated circuit was invented. Moore predicted that this trend would continue for the foreseeable future. In subsequent years, the pace slowed down a bit, but data density has doubled approximately every 18 months, and this is the current definition of Moore’s Law, which Moore himself has blessed.

MRO	Maintenance, Repair and Overhaul

Net Debt	Long and short term debt, plus minority interests, plus accounts receivable securitization, less cash

NGST	Next Generation Space Telescope

NOC	Northrop Grumman Corporation

Northrop	Northrop Grumman Corporation

NPOESS	National Polar-Orbiting Operational Environmental Satellite System

OPEB	Other Post Employment Benefits

OPNext	OpNext Inc.

Qantas	The Qantas Group

Pro Forma	Hypothetical financial performance based on a set of assumptions

“Pure play” business	Business that operates in a single line of business; opposite of a conglomerate

Raytheon	Raytheon Company

RDT&E	Research, Development, Test and Engineering

Rolls-Royce	Rolls-Royce plc

Glossary

RoW	Rest of World

SBIRS Low	Space Based Infrared System from low Earth orbit

Singapore	Singapore Airlines

Six Sigma	Cost saving and quality program pioneered by General Electric

TRW	TRW Inc.

Visteon	Visteon Corporation